UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2020
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference are the registrant’s two press releases each dated February 6, 2020.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: February 6, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated February 6, 2020
2.	Press Release dated February 6, 2020

Exhibit 1

Elbit Systems Reports Impact on its Fourth Quarter 2019 Financial Results Due to Acquisition of Harris Night Vision

Haifa, Israel, February 6, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems” or the “Company”) announced today the completion of its review of certain expenses and expected synergies resulting from the acquisition by its subsidiary, Elbit Systems of America LLC, of the Night Vision business of L3Harris Technologies (NYSE:LHX) (“Harris Night Vision”). The Company expects to record in the fourth quarter of 2019 expenses relating to the acquisition estimated in the amount of approximately $55 million. These expenses will be recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and will be eliminated in the Non-GAAP results due to the non-recurring nature of the expense. The overall impact of these expenses on the financial results for the fourth quarter of 2019 will be included in the Company’s report for the quarter, which is planned to be released in March 2020.
The incorporation of the advanced technologies of Harris Night Vision in various Elbit Systems’ business lines is expected to produce synergies that will enhance the Company’s ability to address various market requirements and customer support activities. The Company believes that the acquisition of Harris Night Vision will positively affect the future business of Elbit Systems.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information visit: elbitsystems.com, follow us on: Twitter, LinkedIn, Facebook or visit our official YouTube Channel.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2946403
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

Exhibit 2

Elbit Systems Awarded $43 Million Contract to Equip Next-Gen Korean Fighter Jets in Development with TF/TA Systems
Haifa, Israel, February 6, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT, TASE: ESLT) (“Elbit Systems”) announced today that it was awarded a $43 million contract from Hanwha Systems Co. Ltd. (272210:Korea SE) to equip the Next Generation Korean fighter jets in development, with embedded Terrain Following-Terrain Avoidance (TF/TA) systems. The contract will be performed over a six-year period.
Embedding Elbit Systems’ TF/TA solution enables fighter jets to fly and maneuver safely at low-altitudes, in zero visibility and harsh weather conditions (Instrument Meteorological Conditions), thereby enhancing their capability to operate undetected in hostile territory. Interfacing with the autopilot system, the TF/TA system to be supplied fuses data from a range of onboard sensors and a digital terrain elevation data base, together with flight performance characteristics, enabling the aircraft to maintain optimal altitude throughout the mission.
Yoram Shmuely, Executive Vice President and General Manager of Elbit Systems Aerospace Division, said: “We are proud to be in a position to increase the capabilities of Air Forces through joint development with Hanwha Systems Co. Ltd.".
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information visit: elbitsystems.com, follow us on: Twitter, LinkedIn, Facebook or visit our official YouTube Channel.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2946403
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.